July 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Mr. Robert W. Errett, Staff Attorney

Mail Stop 3561

Re:	Crown butte Wind Power, Inc.
Registration Statement on Form S-1
File No. 333-156467

Ladies and Gentlemen:

On behalf of our client, Crownbutte Wind Power, Inc., a Nevada corporation (“Crownbutte,” the “Company” or the “Registrant”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 9, 2009 (the “Comment Letter”), addressed to Timothy H. Simons, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 2 thereto (the “Registration Statement”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 3 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes.  In order to expedite the Staff’s review, we have delivered separately to Messrs. Owings, Fieldsend and Errett a courtesy copy of Amendment No. 3, marked to show changes from the original Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We note your response to comment two from our letter dated May 20, 2009. Please revise your filing to incorporate your responses to the third and sixth bullet points of comment two and describe how you calculated the 46% net capacity factor or remove the statements from your filing. In this regard, we note your references to the independent Certified Consulting Meteorologist that has been contracted to analyze the site specific raw wind data and weather data in comparison with other near sources. Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the independent experts’ involvement in your decision-making process. In doing so, please tell us whether the amounts disclosed reflect the experts’ amounts or if you arrived at amounts that differ from the expert and, if so, tell us how they arrived that those amounts. We are considering your response with a view to whether you should provide a consent pursuant to Rule 436 of Regulation C.

Response

We have revised our filing to incorporate our responses to the third and sixth bullet points of comment two and describe how we calculated the 46% net capacity factor (NFC).

We calculate the NCFs internally using on-site wind data and proprietary computer models.  Our results are then verified against the NCFs calculated independently by a Certified Consulting Meteorologist (CCM), who charges a standard fee for his time.  If our results differ from those of the CCM, we adjust the input assumptions in our model to conform with those of the CCM.

The experts help us verify the accuracy of our input assumptions.  We do not rely on a report or opinion of the experts, and the net capacity factor projections are not set forth in our filing upon the authority of or in reliance upon such experts.  Therefore, we do not believe a consent from the CCM is required.

2.
Also, according to the article you submitted in support of the fifth bullet point of comment two, electric demand will grow to over five billion kilowatt hours and not five trillion kilowatt hours. Please revise your filing accordingly. Finally, please revise your filing to incorporate your response to the seventh bullet point of comment two and discuss why you expect to be granted market-based authority.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Response

We have corrected the typographical error from “trillion” to “billion.”  We have also incorporated our response to the seventh bullet point of comment two into our discussion of why we expect to be granted market-based authority.

Summary Financial Information, page 5

3.
We note your revisions in response to comment four from our letter dated May 20, 2009. We do not object if you wish to present pro forma earnings/loss per share, but you should provide a footnote explaining why this number was adjusted from GAAP earnings/loss per share, and you should also disclose your GAAP earnings/loss per share. Alternatively, you may wish to simply disclose your GAAP earnings/loss per share amount.

Response

We have revised earnings/loss per share information in our Summary Financial Information to disclose only our GAAP earnings/loss per share.

Selling Stockholders, page 23

4.
We note your response to comment six from our letter dated May 20, 2009. Please briefly discuss why the placement agent transferred these shares to Mr. Cole, including the basis for the transfer, the date of the transfer and the consideration exchanged, if any.

Response

Robert Cole acquired the shares from the placement agent in September 2008 as compensation for services rendered by Mr. Cole to the placement agent.  Mr. Cole assisted the placement agent with data retrieval and organization of paperwork regarding the Company (share ownership and some interpretation of financial information).  In addition Mr. Cole assisted the placement agent with other administrative services.  No other consideration was exchanged for the shares.

Management’s Discussion and Analysis of Financial Condition and Results..., page 29

Liquidity and Capital Resources, page 44

5.
We note that you removed your analysis of cash flows for the annual periods presented in your financial statements. Given that your registration statement contains financial statements for both annual and interim periods, you should provide analysis of your cash flows for both annual and interim periods. Refer to Item 303(a)(1) of Regulation S-K, and revise to provide an analysis of your liquidity and cash flows for each period included in your financial statements.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Response

We have revised the annual period discussion to include the cash flows and liquidity analysis provided in the previous filing.

6.
We note your revisions to your anticipated future expenses in the table on page 45. Please explain to us why the total actual expenses shown for the first quarter of 2009 do not agree to the total expenses presented in your consolidated statements of operations on page F-3. If you are only presenting certain types of expenses rather than total expenses, you should revise your description of the table at the bottom of page 44 to better explain what you are presenting, and you should also disclose the types of expenses that you are excluding from your table so that your readers have the context to understand your presentation.

Response

We have added clarifying language preceding each table that stock-based compensation and depreciation expenses are excluded.

Critical Accounting Policies, page 46

7.
We reissue comment 12 from our letter dated May 20, 2009. Despite your response to that comment, you continue to state in your critical accounting policies for revenue recognition and for stock-based compensation that you “do not believe that there is a significant risk that a change in accounting rules or generally-accepted accounting practices will have a material impact on [your] financial results.” As was indicated in our prior comment, you should explain or clarify your statement as it is unclear to us what your basis is for this statement.

Response

We have revised the filing to delete the sentence “We do not believe that there is a significant risk that a change in accounting rules or generally-accepted accounting practices will have a material adverse impact on Company financial results.”

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Security Ownership of Certain Beneficial Owners and Management, page 77

8.
We note your response to comment 14 from our letter dated May 20, 2009. However, your amended registration statement does not include your proposed changes in the relevant footnote, which is now footnote 2 to your table. Please revise your filing to disclose, if true, that the warrants that Manu Kalia owns to purchase 500,000 shares of common stock are currently exercisable.

Response

We have revised footnote 2 to disclose that Mr. Kalia’s warrants to purchase 500,000 shares of common stock are currently exercisable.

Executive Compensation, page 78

Summary Compensation Table, page 78

9.
We note your response to comment 15 from our letter dated May 20, 2009. Also, we note your disclosure under the subheading entitled, “Chronology of Stock and Option Awards,” in which you state that you granted warrants to purchase one million shares of restricted common stock at an exercise price of $0.10 per share in June 2008 to Timothy Simons. Please revise your disclosure under that subheading to discuss the manner in which Mr. Simons received the warrants and to state that these warrants were not issued as compensation. Further, please include a footnote to your Outstanding Equity Awards at Fiscal Year-end Table disclosing the manner that Mr. Simons received the warrants to purchase one million shares of common stock and stating that the warrants were not received as compensation.

Response

We have revised the disclosure under the subheading entitled, “Chronology of Stock and Option Awards,” to state that Mr. Simons received the warrants to purchase 1,000,000 shares of the Company’s common stock as part of a negotiated transaction and not as compensation.  We have included a footnote with the same disclosure to the Outstanding Equity Awards at Fiscal Year-end Table.

10.
We note your response to comment 16 from our letter dated May 20, 2009. Also, we note your statement following the Summary Compensation Table that you have no written or unwritten agreements with any other executive officers other than Manu Kalia. However, under the heading, “Employment Agreements with Executive Officers” on page 79, you reference your entry into an employment agreement with Dr. Terry Piling. Please revise or advise.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Response

We have revised the filing to disclose that the Company has entered into employment agreements with Mr. Kalia and Dr. Piling.

11.
In this regard, we note your reference to a “Company plan” in the second-to-last paragraph on page 79 that provides an opportunity for Dr. Terry Piling to acquire stock options. Please briefly discuss the material elements of this plan and if this plan applies to other executive officers or employees.

Response

The reference to a “Company plan” in the employment agreement with Dr. Piling is an error.  Mr. Piling will have an opportunity to acquire stock options under a “Company plan” if and when the Company adopts an equity incentive plan.  We have revised the filing accordingly.

Unaudited Financial Statements for the Quarters Ended March 31, 2009..., page F-2

Consolidated Statements of Operations, page F-3

12.
We believe your current presentation of pro forma earnings/loss per share may be confusing to your readers. Please either present lines showing pro forma income tax expense and pro forma net income, similar to your presentation in your annual statements of operations, or provide a cross-reference to a footnote and clearly explain in that footnote what this pro forma number represents. Additionally, since you were taxed as a C Corporation for the entire period in 2009, we believe you should somehow clarify to your readers that no pro forma adjustments would be applicable for 2009.

Response

Since there was a tax loss for the three month period ended March 31, 2008 resulting in $-0- income tax expense we believe that pro forma per share information is not meaningful.  As such, we have revised our Consolidated Statements of Operations to remove the entire line –Basic and diluted – pro forma net income (loss) per common share.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 3 - Summary of Significant Accounting Policies, page F -6

New Accounting Pronouncements, page F-8

13.
It appears that you should have already adopted some of the recent accounting pronouncements disclosed in this section; however, you continue to use language that implies that the adoption dates have not yet occurred. Please revise to clearly disclose whether or not you have adopted each accounting pronouncement as of March 31, 2009, and for each pronouncement that was adopted on or before March 31, 2009, disclose whether there was any impact on your consolidated financial statements. Also apply this comment to your disclosure of new accounting pronouncements beginning on page 47.

Response

We have revised the New Accounting Pronouncements section in our March 31, 2009 financial statements to clearly disclose whether or not we have adopted each accounting pronouncement as of March 31, 2009, and for each pronouncement that was adopted on or before March 31, 2009, we have disclosed whether there was any impact on our consolidated financial statements.

Audited Financial Statements for the Fiscal Years Ended December 31..., page F-11

Consolidated Statements of Cash Flows, page F-15

14.	We note your revisions in response to comment 26 from our letter dated May 20, 2009 and have the following comments:

•
Since these revisions resulted in changes to your subtotals for operating cash flows and investing cash flows for fiscal year 2008, it is unclear to us how you considered whether these changes were a correction of an error that should be treated as a restatement of your financial statements consistent with the guidance in paragraphs 25 and 26 of SFAS 154. Please advise.

Response

We believe that the changes that were made to the cash flows are not material and therefore we did not evaluate whether they constituted a correction of an error that should be treated as a restatement of our consolidated financial statements.  Please note that the change in the subtotal for net cash used in operating activities amounted to 0.5% of the total amount and the change to the subtotal of net cash used in investing activities amounted to 1.8%.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Furthermore, we believe that the change made to move the remaining amount from investing activities to operating activities is also immaterial to the financial statements, since it represents less than 3% of our net loss.  Also, this change did not affect the balance sheet, statement of operations and statement of changes in stockholders’ equity.  It is simply a reclassification on the statement of cash flows.

In conclusion, in our judgment we strongly feel that this change could not influence the economic decision of users of our consolidated financial statements which is why we feel that an evaluation on whether it constitutes a correction of an error is not warranted.

•
We read in your response that a portion of the change in your interconnect application deposits remains classified as an investing activity because these changes related to investment (disposal) of assets for the production of studies. Please educate us on what assets are created or disposed of for the production of studies and why it is appropriate under SFAS 95 to classify such assets as investing activities.

Response

We have decided to reclass the entire amount from investing activities to operating activities.  Please see changes made to our statement of cash flows.

Notes to Consolidated Financial Statements, page F-16

Note 6 - Stockholder’s Equity, page F-21

15.
We note your response to comment 24 from our letter dated May 20, 2009 and the related revisions to Note 6. Please disclose the weighted average exercise price and aggregate intrinsic value for warrants outstanding and currently exercisable as of the latest balance sheet date, or tell us why you believe this disclosure is not applicable. Refer to paragraph A240(d) of SFAS 123R.

Response

We have disclosed the weighted average exercise price and aggregate intrinsic value of warrants outstanding and currently exercisable as of December 31, 2008.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Note 11 - Commitments and Contingencies, page F-25

16.	We note your response to comment 27 from our letter dated May 20, 2009 and have the following additional comments:

•
We read that judgments awarded for expenses incurred in the same accounting period are recorded as reductions in the corresponding expense line item. We also read that reimbursements of prior period expenses are recorded as other income, which we note from your statements of operations is within non-operating income/expense. Please tell us where your legal costs were classified, and if our assumption that they were classified within operating income/loss is correct, tell us your basis in GAAP for classifying the reimbursement of such costs as nonoperating. It appears to us that reimbursements of expenses would normally be classified in the same location as the related expenses.

Response

Legal costs were included in operating expenses.  We concur that any reimbursements received in subsequent accounting periods should be included in operating income and will create appropriate line items to properly account for any awards received.

•
Regardless of your position on where reimbursements should be classified, please confirm to us that if you recognize a reimbursement within your statement of operations you will disclose in your footnotes the dollar amount of the reimbursement, what it related to, and where it is classified so that your readers will understand how this was presented in your financial statements.

Response

We will disclose in the footnotes the details of any award received and where in the financials it is classified.

Item 15. Recent Sales of Unregistered Securities, page II-I

17.
We note your response to comment 28 from our letter dated May 20, 2009. Please state briefly the facts you relied upon to determine that certain transactions you describe “did not involve any public offering” and thereby were exempt from registration under Section 4(2) of the Securities Act.

Division of Corporation Finance
Securities and Exchange Commission
July 17, 2009

Response

We have revised the filing to disclose the facts we relied upon to determine that applicable transactions “did not involve any public offering.”

Item 16. Exhibits

Exhibit 23.2

18.	Please ensure that your independent registered public accounting firm refers to the proper Amendment number in its consent.

Response

We have ensured that the Company’s independent registered public accounting firm refers to the correct Amendment number in its consent.

*           *           *           *           *

We trust that the changes in the accompanying Amendment No. 3 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 3, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo
cc:	Timothy H. Simons
Manu Kalia
Manny Tzagerakis
Adam Gottbetter